EXHIBIT 2.1

www.robino.com ♦ www.ssifund.com

Frank Robino, Jr. Corporate Center ♦ 6 Larch Avenue ♦ Suite 301 ♦ Wilmington, DE 19804 ♦ 302.995.7011 ♦ FAX 302.995.1539

December 30th, 2005

Theodore A. Charles, President

Timothy B. Murphy, Executive Vice President

Stephen Parker, Director

James F. Twaddell, Director

David R. Smith, Director

C. Troy Shaver, Jr., Director

The Board of Directors

Investors Capital Holdings Ltd

230 Broadway

Lynnfield, MA 01940

Gentlemen,

Robino Stortini Holdings, LLC (“RSH”) is, as of today, the beneficial owner of approximately 8% of the outstanding common stock of Investors Capital Holdings Ltd (the “Company”). This letter is intended as an introduction and to open a dialogue. Since RSH recently surpassed the 5% ownership threshold we decided that it was a matter of courtesy to make our presence known. Our investment philosophy is to invest in well run, growing companies that trade at what we believe to be undervalued to their true intrinsic value. This is why we began investing in your firm 2 years ago, when it was trading at $5.00 and above. More information about some of our related business interests may be found at www.Robino.com.

Various factors attracted us to your company, including:

•	Asset size: $5 billion (as of August 31st, 2005);

•	Market penetration: 850 registered representatives through Investors Capital Corporation (ICC);

•	Investors Capital Advisory Service with $300 million in assets (as of September 30th, 2005);

•	Disciplined cash management of at least $1.00/share over our investment period;

•	A nominal dividend paid in May of 2005 of $0.05 a share; and

•	Zero debt.

We appreciate that some shareholder friendly actions have been taken such as the establishment of a dividend, creation of a strict corporate Code Of Ethics and the outsourcing of the Eastern Point Advisors mutual fund advisory business. We also appreciate the success that the company has had in growing revenues and attracting independent representatives.

However, we are very concerned, disappointed and frankly dismayed about the consistently poor earnings and stock performance of the company. The low level of profitability that the company has achieved does not reflect an organization that has 5 billion dollars in assets under management and a network of 850 representatives. We believe that the company has significant opportunities to improve profitability by leveraging these extensive customer relationships. Given the increased level of legal expenditures the company has incurred recently, we believe other corporate costs need to be reviewed, including management salaries, real estate rental costs and commissions, which appear to be excessive. Accordingly, I would like to meet with the Board of Directors to discuss several strategies that the Company should consider in order to increase shareholder value.

Some of the strategies to consider include (but are not limited to):

•	A going private transaction that RSH or other private equity firms might be willing to facilitate;

•	Selling some, if not all of the assets of ICH;

•	Paying a special dividend to all shareholders;

•	Creating more lucrative lines of business (underwriting, proprietary trading, etc.); and

•	Using other clearing mechanisms.

RSH considers this an urgent matter. We are available to meet with the members of the Board of Directors immediately. Please contact me at the address and phone number above to arrange a meeting. We look forward to hearing from you soon.

Respectfully,

Michael A. Stortini
Robino Stortini Holdings, LLC

cc:	Janice M. Charles, Secretary

RSH Robino Stortini Holdings, LLC ♦ www.robino.com ♦ www.ssifund.com

Frank Robino, Jr. Corporate Center ♦ 6 Larch Avenue ♦ Suite 301 ♦ Wilmington, DE 19804 ♦ 302.995.7011 ♦ FAX 302.995.1539